SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

SED INTERNATIONAL HOLDINGS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
784109209
(CUSIP Number)
Derek D. Bork Thompson Hine LLP 3900 Key Center 127 Public Square Cleveland, Ohio 44114 216-566-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784109209	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Gad Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 168,404
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 168,404
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 168,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 784109209	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Gad Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 168,404
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 168,404
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 168,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 784109209	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Paragon Technologies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 922,014
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 922,014
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 922,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 784109209	13D	Page 5 of 7 Pages

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (“Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on December 10, 2012, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of SED International Holdings, Inc., a Georgia corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of the Common Stock reported in the tables set forth on the cover page to this Amendment No. 3 for an aggregate purchase price of $2,314,762.06, including brokerage commissions, was working capital of Gad Partners Fund LP and Paragon Technologies, Inc.

Item 4. Purpose of Transaction.

Paragon Technologies, Inc. has requested that the Company appoint two persons designated by Paragon to the Company’s Board of Directors. As of this date, this request has not resulted in an offer from or agreement with the Company relating to such request. Paragon intends to further pursue representation on the Company’s Board of Directors, whether through discussions with the Company, taking action to remove one or more or all of the current members of the Board of Directors and/or elect one or more or all of the members of the Board of Directors at an annual or special meeting of shareholders of the Company or otherwise, buying additional shares of Common Stock of the Company, effecting a tender offer for some or all of the shares of Common Stock of the Company, or through other means. Paragon believes that a holder of 21.3% of the Company’s Common Stock should have representation on the Company’s Board of Directors, and Paragon intends to represent and advance the interests of all shareholders of the Company through any board representation that it attains.

As the Company’s single largest shareholder, we believe the Company’s Board currently raises various corporate governance concerns, including but not limited to: director independence, relevant experience, compensation practices, and concerns over the issuance and purchases of the Company's stock. The Company’s financial performance has also continued to deteriorate since the present Board has been in charge of the Company.

With respect to our concerns relating to the Company’s compensation practices, we sent a letter to the Board of Directors of the Company on January 31, 2013 relating to what we believe is the Company’s excessive director compensation over the past four fiscal years, under the supervision of the current Board of Directors, and what we believe is the Board’s failure to deliver results during the same time period. A copy of the letter is included below as an exhibit to this Amendment No. 3 and is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,090,418 shares of Common Stock, which represents approximately 21.3% of the Company’s outstanding shares of Common Stock. Each of Gad Partners Fund LP and Paragon Technologies, Inc. beneficially owns the number and percentage of shares of Common Stock disclosed as beneficially owned by them in the applicable tables set forth on the cover page to this Amendment No. 3.

Each percentage ownership of shares of Common Stock set forth in this Amendment No. 3 is based on the 5,109,089 shares of Common Stock reported by the Company as outstanding as of November 1, 2012 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission with respect to its quarterly period ended September 30, 2012.

(c) Each of the transactions effected by the Reporting Persons in the Common Stock through the open market since January 14, 2012, the date of filing of Amendment No. 2 to the Schedule 13D, through January 31, 2013 is set forth on Schedule A.

CUSIP No. 784109209	13D	Page 6 of 7 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 23, 2013, Paragon Technologies, Inc. entered into a Purchase Agreement to acquire additional shares of Common Stock at a price of $2.36 per share. A copy of the Purchase Agreement is filed as an exhibit to this Amendment No. 3 and is hereby incorporated herein by reference. Portions of the Purchase Agreement have been redacted and are subject to a confidential treatment request that has been filed with the SEC with respect thereto.

Item 7. Material to be Filed as Exhibits.

The following documents are included below as exhibits to this Amendment No. 3:

99.1 Letter to the Board of Directors of SED International, Inc., dated January 31, 2013.

99.2+ Purchase Agreement, dated January 23, 2013.

_____________________

+ The Reporting Persons have requested confidential treatment of certain information contained in this exhibit. Such information has been filed separately with the Securities and Exchange Commission pursuant to an application by the Reporting Persons for confidential treatment under 17 C.F.R. § 200.80 (b)(4) and § 240.24b-2.

CUSIP No. 784109209	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Dated: February 1, 2013

GAD PARTNERS FUND LP,

by Gad Capital Management LLC,

its General Partner

By: /s/ Hesham Gad

Name: Hesham Gad

Title: Managing Partner

GAD CAPITAL MANAGEMENT LLC

By: /s/ Hesham Gad

Name: Hesham Gad

Title: Managing Partner

PARAGON TECHNOLOGIES, INC.

By: /s/ Hesham Gad

Name: Hesham Gad

Title: Chairman

Schedule A

Transactions in Common Stock of the Company

since 01/14/13 through 01/31/13:

Gad Partners Fund LP

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)

01/28/13	300	2.3900

Paragon Technologies, Inc.

Transaction Date	Number of Shares Bought/(Sold)	Price Per Share ($)

01/15/13	1,716	2.3500
01/16/13	300	2.4067
01/16/13	500	2.4640
01/17/13 01/23/13	10,996 7,600	2.3600 2.3939
01/23/13	2,100	2.3900
01/24/13 01/30/13 01/30/13	24,184 100 200	2.4022 2.4000 2.4100
01/30/13	400	2.4495
01/30/13	200	2.4600

Exhibit 99.1

January 31, 2013

Board of Directors

SED International, Inc.

3605 Newpoint Place, Suite 450

Lawrenceville, GA 30043

Re:	Request to Review and Reduce Excessive Board Compensation

Gentlemen:

Gad Partners Fund, LP and Paragon Technologies—together the Company’s largest shareholder—are writing this letter to express deep concerns over what we believe is an excessive level of Board compensation over the past four years. We hereby request that the Board and its Compensation Committee immediately address this matter.

Beginning with the Company’s 2009 fiscal year (the first fiscal year that current directors joined the Board), total cash and equity compensation granted to the SED Board, based on the Company’s SEC filings, was as follows:

Total Director Compensation for fiscal 2009:	$518,758
Total Director Compensation for fiscal 2010:	$734,000
Total Director Compensation for fiscal 2011:	$636,500
Total Director Compensation for fiscal 2012:	$550,000
Total Director Compensation for 2009 - 2012:	$2,439,258

There are several things that we believe are disturbing about these numbers. First, in fiscal 2009 the Board consisted of seven members—three legacy members and the four current members. For fiscal year 2012, the Board consisted of only four directors. Yet despite the reduction in Board membership from seven directors to four directors, total Board compensation actually increased.

Secondly—and the most concerning point that other shareholders have raised with us—is the financial performance of the Company as it relates to director compensation over the same four fiscal years:

SED Net Income, fiscal 2009:	$(1.1 million)
SED Net Income, fiscal 2010:	$0.3 million
SED Net Income, fiscal 2011:	$3.1 million
SED Net Income, fiscal 2012:	$1.4 million

SED Net Income, 2009 – 2012:	$3.7 million
SED Board Compensation, 2009 – 2012:	$2.4 million

Since the current Board assumed control of SED in fiscal 2009, total aggregate Board compensation is equivalent to 65% of SED’s net profits. Since SED’s fiscal 2011 net income was reported to have been boosted by disk drive shortage due to the flooding in Thailand, Board compensation may have been closer to 90% to 100% of aggregate “normalized” earnings over the past four fiscal years.

In the 2012 Annual Report, the Letter to Shareholders states that “Book value per share, the best proxy for shareholder value, ended the year at $4.90 per share, an increase of 5%, a result of retained earnings and a reduced shareholder count.”

Putting aside whether book value per share is in fact the “best proxy for shareholder value” for a distribution business like SED, book value per share at the end of fiscal 2009 stood at $4.68 compared with $4.90 per share at the end of fiscal 2012. This represents a cumulative increase of only 5% over four years, or an annualized increase of just over 1% per annum. Based on the Board’s self-selected “best proxy for shareholder value,” the Board has failed to deliver over the past four years.

A company’s retained earnings factor into a company’s book value per share. If 50% of SED’s aggregate Board compensation, or $1.2 million, over the past four fiscal years had been retained for shareholders—the owners of the company—that retention would have added approximately 25 cents of net worth per share of SED stock. Based on this record, we believe that shareholders can only assume that the Board is putting its interests ahead of SED owners.

We believe the Board’s compensation is made even more egregious considering the dismal performance of SED shares since the present Board assumed control of SED. Between January 2009 and October 31, 2012—the day we first begin investing in the Company—SED shares have advanced by approximately 26%. In comparison, fellow micro-cap distributor Navarre (Nasdaq: NAVR), has advanced by nearly 300% over that same period of time. The S&P 500 and Nasdaq, have both advanced by approximately 50% and 90%, respectively. The Russell Microcap Index, as measured by the performance of the iShares Russell Microcap Index (IWC), has advanced by over 50% during that time.

As a point of reference, we note that in 2012, Navarre Corp., a $60 million company, average director compensation was approximately $50,000. At SED, a $12 million company, the average director compensation in fiscal 2012 was in excess of $100,000, with $160,000 going to the Chairman.

At the 2012 annual meeting of shareholders, a shareholder asked the Board to explain and justify the current level of Board compensation. Mr. Kidston’s response was that “the Board had visited the Board comp issue two years prior, looked to the National Association of Corporate Directors (NACD), and that the Board compensation was below the NACD median.”

Frankly, we believe it is a snub to good corporate governance and responsible pay practices that the Board would review its compensation so infrequently, would rely on only one source to justify its compensation, and would use the NACD as its one source. The NACD is an organization comprised of dues-paying corporate Board members and as such we believe promotes the interests and welfare of corporate boards, not shareholders. NACD board compensation surveys focus primarily on companies in the Fortune 100 and Fortune 1000. SED, a company with a market capitalization of approximately $12 million, should not be basing its compensation on the levels prevailing at multi-billion dollar organizations.

In addition, the Board’s decision to grant its Executive Chairman total compensation of $160,000 in fiscal 2012 and an additional 100,000 options at a strike price of $2.15 is also disturbing to us, especially in light of the $1.8 million of shareholder funds used to repurchase 481,925 shares at an average price of $3.79 at roughly the same time. Not only do we believe this compensation is excessive, it is not clear to us what “executive” functions Mr. Kidston is performing for the Company. We believe the shareholders are entitled to an explanation.

As the Company’s largest shareholder, we request that the Board take the following immediate actions:

1.	Board compensation be amended to an annual cash retainer of $50,000 per non-employee director.
2.	Recoup prior excessive Board compensation, either by voluntary disgorgement or through offsets against future Board compensation.
3.	Eliminate any further equity grants to directors.
4.	Review and explain whether compensation higher than for the other directors is warranted for an “Executive” Chairman, in light of the functions actually performed by the Chairman.

We are happy to add specific input to the above four conditions if so requested. But SED shareholders can no longer tolerate this blatant disregard for the Company’s assets.

The Board has a fiduciary obligation to work on behalf of all SED shareholders. As such, the Board should address and modify what we believe is excessive Board compensation immediately.

Sincerely,

Gad Partners Funds, LP

and Paragon Technologies

/s/ Sham M. Gad

Sham M. Gad

Exhibit 99.2

***TEXT OMITTED AND FILED SEPARATELY

CONFIDENTIAL TREATMENT REQUESTED

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of January 23, 2013 by and among Paragon Technologies, Inc., a Delaware corporation (“Purchaser”), and *** (“Seller”). Purchaser and Seller are referred to herein together as the “Parties.”

On the date hereof, Seller is the holder of *** shares of common stock, $0.01 par value per share (the “Shares”), of SED International Holdings, Inc., a Georgia corporation (the “Company”); and Purchaser desires to purchase the Shares and Seller desire to sell the Shares to Purchaser pursuant to the terms and conditions of this Agreement.

The Parties hereby agree as follows:

1. Sale. Seller agrees to sell all of the Shares to Purchaser. ***

2. Purchase Price. The aggregate purchase price for the Shares *** shall be $2.36 per Share (the “Purchase Price”). ***

3. Warranties of Seller. Seller hereby represents and warrants to Purchaser as follows: *** The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated by this Agreement are within the legal power and authority of Seller and has been duly and validly authorized by all necessary action on the part of Seller and no other action or proceeding is necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms. Seller is the owner of all right, title and interest (legal and beneficial) in and to the Shares and has good, valid and marketable title to the Shares, free and clear of all liens, mortgages, pledges, security interests, claims, encumbrances, restrictions, charges and third party rights of any kind, whether voluntary or involuntary. ***

4. Warranties of Purchaser. Purchaser hereby represents and warrants to Seller as follows: Purchaser has all requisite power to execute, deliver and perform its obligations under this Agreement and consummate the transactions contemplated hereby. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby are within the legal power and authority of Purchaser and have been duly and validly authorized by all necessary corporate action on the part of Purchaser and no proceeding (corporate or otherwise) on the part of Purchaser is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered and constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.

5. Term. ***

6. Entire Agreement; Amendment and Termination. This Agreement constitutes the entire agreement of the Parties with respect to the Shares. All prior agreements among the Parties concerning the subject matter hereof, whether written or oral, are merged herein and superseded hereby. This Agreement may be modified or discharged only in an agreement in writing between the Parties.

7. Benefit. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their legal representatives, successors and assigns.

8. Further Assurances. The Parties hereby agree to execute and deliver such further documents and instruments and do such further acts as may be required to carry out the intent and purposes of this Agreement.

9. Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware, notwithstanding any conflict of law provision to the contrary.

10. Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but together shall be considered one and the same agreement. Executions that are faxed or received via electronic mail shall be deemed to be originals.

The Parties have executed this Agreement as of the date set forth above.

SELLER:	PURCHASER:
Paragon Technologies, Inc.

***	By:	/s/ Sham Gad
Name: Sham Gad Title: Chairman

_____________________________

***TEXT OMITTED AND FILED SEPARATELY

CONFIDENTIAL TREATMENT REQUESTED